Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 19, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 4561

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4561

Attention:	Mr. Paul Fischer, Staff Attorney

Dear Sirs/Mesdames:

Infrablue (US) Inc.
Registration Statement on Form SB-2
Amended on April 19, 2006
SEC File No. 333-130403
__________________________________________

We write on behalf of Infrablue (US) Inc. (the “Company” or “Infrablue”) in response to Staff’s letter of April 18, 2006 (the "Comment Letter") signed by Elaine Wolff, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the Company's Amendment No. 3 to Form SB-2 (the "Form SB-2/A3") filed with the Commission on April 6, 2006. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 4 to the Registration Statement on Form SB 2 (as revised, the “Form SB 2/A4”). We enclose with this letter two copies of the Form SB 2/A4, plus two copies that have been redlined to show the changes from the previous Form SB 2/A3 filing.

In addition to the Form SB 2/A4, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB 2/A4.

Convertible Securities – page 24

2. WE NOTE YOUR RESPONSE TO COMMENT 2, BUT ARE UNABLE TO DETERMINE WHERE YOU HAVE REVISED THIS SECTION IN RESPONSE TO THE COMMENT. PLEASE ADVISE OR REVISE. WE NOTE THE REVISED DISCLOSURE IN THE OTHER SECTIONS YOU HAVE REFERENCED IN YOUR RESPONSE.

In response to Staff’s comments, the Company has revised the Form SB-2 under the heading “Description of Securities – Convertible Securities” in order to refer to the convertible promissory notes issued by the Company and to disclose the material terms of the convertible notes. The disclosure added was previously included in the Form SB-2/A-3, but was not included in the section noted by Staff in the earlier comment letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Staley Okada & Partners
Chartered Accountants

cc:	Infrablue (US) Inc.
Attention: Mitchell Johnson, President and CEO